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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                              IMPACT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                              IMPACT SYSTEMS, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                  452913 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               KENNETH P. OSTROW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              IMPACT SYSTEMS, INC.
                           14600 WINCHESTER BOULEVARD
                          LOS GATOS, CALIFORNIA 95030
                                 (408) 379-0910
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH COPIES TO:

                          ARTHUR F. SCHNEIDERMAN, ESQ.
                          BLAIR W. STEWART, JR., ESQ.
                                SELIM DAY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Impact Systems, Inc., a California corporation (the "Company"). The address of the principal executive offices of the Company is 14600 Winchester Boulevard, Los Gatos, California 95030. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or the "Statement") relates is the common stock, without par value, of the Company (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock.

ITEM 2. TENDER OFFER OF PURCHASER.

     This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated December 18, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed by Voith Sulzer Paper Technology North America Inc., a Delaware corporation ("Parent"), and its wholly owned subsidiary, Voith Sulzer Acquisition Corp., a California corporation ( the "Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $2.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 11, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and other than Shares held by shareholders who will have properly exercised their dissenters' rights, if any, under California law) will be converted into the right to receive $2.75 in cash or any greater amount paid pursuant to the Offer (the "Offer Price") without interest. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     The Offer Documents indicate that the principal executive offices of Parent and the Purchaser are located at 2200 North Roemer Road, Appleton, Wisconsin 54913.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated September 9, 1997, relating to its October 15, 1997 Annual Meeting of Shareholders (the "Proxy Statement"), under the headings "Security Ownership," "Director Compensation," "Executive Officer Compensation," "Option Grants in Last Fiscal Year," "Option Exercises and Holdings," "Severance Agreements," and "Certain Transactions -- Working Agreement." A copy of such portions of the Proxy Statement has been filed as Exhibit 13 to this Schedule 14D-9 and is incorporated herein by reference.

Stock Option

     The Merger Agreement provides that the Company will take all actions necessary so that, immediately prior to the Effective Time, (i) each outstanding option to purchase Shares granted under the Company's Discount Stock Option Plan, 1995 Incentive Stock Option Plan, 1985 Incentive Stock Option Plan and 1982 Incentive Stock Option Plan (collectively, the "Option Plans"), whether or not then exercisable or vested, will become fully exercisable and vested, (ii) each option which is then outstanding will be cancelled and (iii) in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any option otherwise agree immediately following consummation of the Merger, the Company will promptly pay to such holders of options an amount in respect thereof equal to the product of (x) the excess of $2.75 over the exercise price thereof and (y) the number of Shares subject thereto.

Certain Agreements and Plans

     Parent requested, as an inducement for Parent and the Purchaser to enter into the Merger Agreement, that the Company modify or terminate certain existing agreements with affiliates of the Company, as well as enter into several new arrangements. These arrangements are described below.

     The Company has entered into an employment agreement with Kenneth P. Ostrow, President and Chief Executive Officer of the Company. Under the employment agreement, Mr. Ostrow is entitled to an initial, annual base salary of $400,000 with guaranteed increases of at least three percent (3%) per year for the term of his employment, which ends on September 30, 2001. In addition, Mr. Ostrow is entitled to a guaranteed bonus of $650,000 payable on September 30, 2001, is eligible for a discretionary bonus as determined by the Board of Directors, will participate in the Incentive Bonus Plan and is entitled to certain other fringe benefits. Mr. Ostrow may also serve on the boards of directors of other companies and may perform consulting services not inconsistent with his obligations to the Company, provided that such activities do not exceed 10% of his business time and do not detract from his primary responsibilities to the Company. If Mr. Ostrow's employment is involuntarily terminated for other than just cause or as a result of (i) a five percent (5%) or greater reduction in his base compensation, (ii) a reduction in his overall benefits (other than salary or bonus), (iii) a material breach by the Company of any material provision of his employment agreement, (iv) a material diminution of his responsibilities, authority or duties, (v) the relocation of his base of employment to a location more than 25 miles from his present place of employment or (vi) the discontinuation of certain other benefits prior to the end of the term of his employment agreement, he will be entitled to severance payments equivalent to all unpaid amounts he would be entitled to receive under the employment agreement as if he had continued in the employ of the Company for the remainder of the term of the employment agreement, and he will continue to be entitled to receive the insurance coverage provided to him and his dependents prior to his termination for a certain period. Furthermore, if Mr. Ostrow's employment is terminated for death or just cause, he will be entitled to receive the guaranteed bonus of $650,000 plus up to an additional $150,000 depending on the date of termination.

     The Company has also entered into a new employment agreement with each of Robert M. Gorski, Chief Financial Officer of the Company and John F. Lynch, III, Vice President, Operations of the Company. Under these employment agreements, Mr. Gorski and Mr. Lynch are entitled to an initial, annual base salary of $250,000 and $175,000, respectively, with guaranteed increases of at least three percent (3%) per year for the terms of their employment, which end on September 30, 2001. In addition, Mr. Gorski and Mr. Lynch are entitled to a guaranteed bonus under the Incentive Bonus Plan of $400,000 and $290,000, respectively, payable on September 30, 2001, they are eligible for an annual bonus to be determined by the Compensation Committee of the Board of Directors, and they are eligible to participate in the Company's employee benefit plans. If either Mr. Gorski's or Mr. Lynch's employment is involuntarily terminated for other than just cause or as a result of (i) a five percent (5%) or greater reduction in his base compensation, (ii) a reduction in his overall benefits (other than salary or bonus), (iii) a material breach by the Company of any material provision of his employment agreement, (iv) a material diminution of his responsibilities, authority or duties or (v) the relocation of his base of employment to a location more than 25 miles from his present place of employment, such employee will be entitled to severance payments equivalent to all unpaid amounts they would be entitled to receive under his employment agreement as if he had continued in the employ of the Company for the remainder of the term of his employment agreement and to continue to receive the insurance coverage provided to him and his dependents prior to his termination for a certain time period following termination. Pursuant to the employment agreements, both Mr. Gorski's and Mr. Lynch's General Change in Control Agreements (described in the Company's Proxy Statement dated September 9, 1997 for its October 15, 1997 Annual Meeting of Shareholders under the caption "Severance Agreements") will be superseded as of the Effective Time of the Merger. Messrs. Gorski and Lynch will participate in the Incentive Bonus Plan described below.

     The employment agreements of Mr. Ostrow, Mr. Gorski and Mr. Lynch will become effective at the Effective Time. Parent has agreed to assume and perform the obligations of the Company under the employment agreements of Mr. Ostrow, Mr. Gorski and Mr. Lynch at the Effective Time.

     Incentive Bonus Plan. The Company established a new Bonus Plan to provide certain employees of the Company who will perform services for the Company after the Merger with an incentive for continued services to the Company.

     The Bonus Plan will be administered by the Company's Board of Directors. The Bonus Plan will become effective October 1, 1998 and will terminate on the earlier of (i) September 30, 2002 or (ii) the date on which all amounts due under the Bonus Plan are paid.

     Eligible employees under the Bonus Plan include Mr. Ostrow, Mr. Gorski and Mr. Lynch and other employees to be designated by the Company's management. Eligible employees are entitled to receive (i) the Minimum Bonus Amount, as set forth in the Bonus Plan, and (ii) a pool percentage payment, if any, as described in the Bonus Plan, (collectively (i) and (ii) are referred to as the "Bonus Amount"). The determination of the Bonus Pool Amount will be made by reference to the average Company net earnings before interest, all taxes and amortization, subject to certain provisions in the Bonus Plan attained in any consecutive two financial or business years commencing after the Effective Time and ending on or prior to September 30, 2002. Within three months after the audited accounts are available, a decision (which will be irrevocable) to select the prior two year period will be made by Mr. Ostrow or his designee. The Bonus Amounts may be paid in cash within ninety (90) days of September 30, 2001 but in no event will the Bonus Amounts be paid more than ninety (90) days after September 30, 2002; provided, however, that in any event the Minimum Bonus Amount will be paid within ninety (90) days of September 30, 2001. Notwithstanding the foregoing, the Minimum Bonus Amount will be due and payable to an eligible employee immediately following certain specified events. The Minimum Bonus Amounts for Mr. Ostrow, Mr. Gorski and Mr. Lynch are zero, $400,000 and $290,000, respectively. Mr. Ostrow, Mr. Gorski and Mr. Lynch will participate in the Bonus Pool Amount in excess of the aggregate Minimum Bonus Amounts for all participants ($1,400,000) at the rate of 40%, 10% and 8%, respectively.

     In the event an eligible employee voluntarily terminates his or her employment with the Company for any reason prior to September 30, 2001, such eligible employee will not be entitled to any payment under the Bonus Plan. In the event of the death or permanent disability of an eligible employee prior to September 30, 2001, the employee, his estate or personal representative will have the right to receive a pro rata portion of the Minimum Bonus Amount of such eligible employee. The Minimum Bonus Amount will be due and payable to an eligible employee in the event (i) the eligible employee's employment is terminated by the Company or Parent for any reason, (ii) the eligible employee's base of employment is moved more than 25 miles from its current location, or
(iii) a successor company fails or refuses to assume the Company's obligations under the Bonus Plan.

     Noncompetition Agreement. Parent and Mr. Ostrow entered into a Noncompetion Agreement on December 11, 1997 which becomes effective at the Effective Time. Pursuant to the Noncompetition Agreement, Parent has agreed to (i) purchase any of the shares of the Company owned by Mr. Ostrow pursuant to the Merger Agreement and (ii) pay Mr. Ostrow $700,000 on the Effective Time, $432,000 on the first anniversary of the Effective Time and $467,000 on the second anniversary of the Effective Time. Mr. Ostrow has agreed that during the period beginning on the Effective Time and continuing for five years thereafter, he will not enter into the employ of, or render services to, any firm, corporation, or organization in a capacity that gives him responsibility for that segment of such entity's business which derives more than ten percent of its annual revenues from sales of products which directly compete with products which were offered by the Company at the Effective Time. Mr. Ostrow's agreement not to compete extends to all of the United States and all other nations outside the United States in which Parent or the Company engaged in sales or otherwise conducted business during the two years prior to the Effective Time.

     Senior Executive Change of Control Plan. Mr. Ostrow is the only participant under the Senior Executive Change in Control Plan (the "Senior Plan"). Upon a change in control, Mr. Ostrow will be entitled to receive a lump sum cash payment of $500,000 from the Company in the event of a change of control as defined in the

Senior Plan. In addition, upon a change in control, Mr. Ostrow will be entitled to exercise all outstanding stock options which he holds, regardless of whether such stock options are otherwise exercisable in accordance with their terms. For purposes of the Senior Plan a change in control is defined to include (i) a business combination which has been approved by the requisite vote of shareholders, (ii) the acquisition of 35% or more of the Company's outstanding voting stock, or (iii) certain changes in the composition of the Company's Board of Directors.

Merger Agreement

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule 14D-9.

     The Offer. The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, commence (within the meaning of Rule 14d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as promptly as practicable, but in any event not later than December 18, 1997, the Offer for any and all outstanding Shares not owned by the Purchaser at the Offer Price applicable to such Shares, net to the seller in cash. The initial expiration date for the Offer is the 20th business day from and after the date the Offer is commenced, including the date of commencement as the first business day in accordance with Rule 14d-2 under the Exchange Act (the "Initial Expiration Date"). The obligation of Parent and the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer is subject only to the satisfaction or waiver of the conditions set forth in the conditions of the offer contained in Annex I to the Merger Agreement. Without the prior written consent of the Company, the Purchaser will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer (except as otherwise set forth in the Merger Agreement, (iii) change the conditions set forth in the conditions of the Offer, (iv) extend the expiration date of the Offer (except as required by applicable rules and regulations of the SEC and except that the Purchaser may in its discretion extend the expiration date of the Offer for up to ten business days after the Initial Expiration Date, and may extend the Offer thereafter for longer periods (not to exceed 90 calendar days from the date of commencement (unless, in the Company's sole discretion, the Company requests that the expiration date of the Offer be further extended, up to a maximum of 120 calendar days) from the date of commencement in the event that any condition to the Offer is not satisfied or waived), (v) impose additional conditions to the Offer or (vi) amend any other term of the Offer in any manner adverse to the holders of any Shares.

     Subject to the limitations set forth in clause (iv) above, in the event the Minimum Condition (as defined in the Conditions of the Offer) is not satisfied on any scheduled expiration date of the Offer, the Purchaser may either
(i) extend the Offer pursuant to clause (iv) of the preceding sentence or
(ii) amend the Offer to provide that, in the event (x) the Minimum Condition is not satisfied at the next scheduled expiration date of the Offer (after giving pro forma effect to the potential issuance of any Shares issuable upon exercise of the Stock Option Agreement (as defined below)) and (y) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled expiration date is more than 50% of the then outstanding Shares, the Purchaser must waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to a number of Shares that when added to the Shares then owned by the Purchaser will equal 49.9999% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that the Purchaser may, but will not in any event be required to, accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the applicable expiration date).

     Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all the conditions of the Offer set forth in the Conditions of the Offer as of any expiration date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such expiration date of the Offer.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (i) organization and qualification; subsidiaries, (ii) articles of incorporation and by-laws,
(iii) capitalization, (iv) authority, (v) no conflict; required filings and consents, (vi) SEC reports and financial statements, (vii) information, (viii) tax matters, (ix) no litigation, (x) compliance with laws and orders, (xi) title to properties, (xii) labor matters, (xiii) employee benefit plans, (xiv) trade rights, (xv) material adverse change, (xvi) certain approvals, (xvii) brokers, (xviii) state takeover statutes; applicability of articles of incorporation; required vote, and (xix) year 2000 compliance.

     Parent and the Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization and qualification, (ii) authority, (iii) no conflict; required filings and consents,
(iv) information, (v) financing, (vi) brokers, (vii) purchaser, and (viii) no share acquisition.

     No Solicitation. Pursuant to the Merger Agreement, the Company covenanted and agreed with, Parent and the Purchaser that neither the Company nor any of its subsidiaries has any agreement, arrangement or understanding with any potential acquiror that, directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of the Merger Agreement and the Stock Option Agreement. The Company shall, and shall use its commercially reasonable best efforts to cause its subsidiaries and their officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and its subsidiaries to, immediately cease any existing discussions or negotiations with any person (including a "person" as defined in Section 13(d)(3) of the Exchange Act) other than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction (as defined below). The Company shall not, and shall use its commercially reasonable best efforts to cause the subsidiaries and the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and its subsidiaries not to, directly or indirectly, (x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, any acquisition or purchase of a material portion of the assets or business of, or any significant equity interest in (including by way of a tender offer), or any amalgamation, merger, consolidation or business combination with, or any recapitalization or restructuring, or any similar transaction involving, the Company or any of its subsidiaries (the foregoing being referred to collectively as an "Acquisition Transaction") or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer and/or the Merger or any other transaction contemplated thereby or by the Stock Option Agreement. Notwithstanding anything to the contrary in the foregoing, the Company may in response to an unsolicited written proposal with respect to an Acquisition Transaction involving the acquisition of all of the Shares (or all or substantially all of the assets of Company and its subsidiaries) from a Third Party, (which proposal (A) is not subject to a financing condition and is from a person that a nationally recognized investment bank advises in writing is financially capable of consummating such proposal or (B) is subject to financing, but is from a person that a nationally recognized investment bank advises in writing is financially capable of achieving such financing to consummate such proposal), (i) furnish or disclose non-public information to such Third Party and (ii) negotiate, explore or otherwise communicate with such Third Party, in each case only if (A) after being advised in writing by its outside counsel with respect to its fiduciary obligations to the Company's shareholders under applicable law, the Board of Directors determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law (the proposal with respect to an Acquisition Transaction meeting such requirements being a "Superior Proposal"), (B) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, the Company receives from such Third Party an executed confidentiality agreement with terms no less favorable in the aggregate to Company than those contained in the confidentiality agreement between Parent and the Company, but which confidentiality agreement shall not provide for any exclusive right to negotiate with the Company or any payments by the Company and (C) the Company advises Parent of all such non-public information delivered to such Third Party concurrently with such delivery; provided, however, that the Company will not, and will cause its affiliates not to, enter into a definitive agreement with respect to a Superior Proposal unless the

Company first complies with the immediately following paragraph, including the last sentence thereof, and then unless (A) the Company concurrently terminates the Merger Agreement in accordance with the terms thereof, pays any amounts required under Article VIII of the Merger Agreement and (B) such agreement permits the Company, subject to the fiduciary duties of the Board of Directors, to terminate it if it receives a Superior Proposal, such termination and related provisions to be on terms no less favorable to the Company, including as to fees and reimbursement of expenses, as those contained in the Merger Agreement.

     The Merger Agreement provides that the Company will promptly (but in any event within one business day of the Company becoming aware of same) advise Parent of the receipt by the Company, any of the subsidiaries or any of the Company's bankers, attorneys or other agents or representatives of any inquires or proposals relating to an Acquisition Transaction and any actions taken pursuant to the immediately preceding paragraph. The Company shall promptly (but in any event within three business days of the Company becoming aware of same) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and the material terms thereof; provided, however, that the Company shall not be obligated to provide a copy of, or a written statement with respect to, any such inquiry if, after being advised in writing by its outside legal counsel with respect to its fiduciary obligations, the Board of Directors determines that not providing such copy or written statement is necessary to allow the Board of Directors to fulfill its fiduciary duties to the Company's shareholders under applicable law. The Company will, from time to time, promptly (but in any event within one business day of the Company becoming aware of same) inform Parent of the status and content of and material developments (including the calling of meetings of the Board of Directors to take action with respect to such Acquisition Transaction) with respect to any discussions regarding any Acquisition Transaction with a Third Party; provided, however, that the Company will not be obligated to make such disclosure if, after being advised in writing by its outside legal counsel with respect to its fiduciary obligations, the Board of Directors determines that not providing such disclosure is necessary to allow the Board of Directors to fulfill its fiduciary duties to the Company's shareholders under applicable law. For the avoidance of doubt, the Company agrees that it will not enter into any agreement with respect to a Superior Proposal unless and until Parent has been given the opportunity at least six business days prior to the entering into such agreement to match the terms of such agreement.

     Shareholders' Meeting. The Merger Agreement provides that if required by the Company's articles of incorporation and/or applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, will, in accordance with applicable law: (i) duly call, give notice of, convene and hold a special meeting of the Company's shareholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger and the Merger Agreement and use its commercially reasonable best efforts (x) to obtain and furnish the information required to be included by the SEC in the proxy statement (as hereinafter defined) and, after the consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and, subject to compliance with SEC rules and regulations, to cause a definitive proxy statement to be mailed to the Company's shareholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by the Company's shareholders; and (iii) subject to the fiduciary obligations of the Board of Directors under applicable law, include in the definitive proxy statement the recommendation of the Board of Directors that the Company's shareholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     Parent agreed that it will (i) vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement and (ii) take or cause to be taken all additional corporate actions necessary for the Purchaser to adopt and approve the Merger Agreement and the transactions contemplated thereby.

     In the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares pursuant to the Offer (including as a result of the exercise of the Stock Option Agreement) and prior transactions, all parties to the Merger Agreement agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer without a meeting of shareholders, in accordance with Section 1110 of the General Corporation Laws of the State of California (the "GCL").

     Board Representation. The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares then outstanding, and the Company will, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request of the Purchaser, promptly take all actions necessary to cause the Purchaser's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time the Board of Directors of the Company will always have at least two members who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"); and provided further, however, that the Purchaser will be entitled to designate a number of directors equal to or greater than 50% of the total number of directors only if the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer. If the number of directors who are not Purchaser Insiders is reduced below two for any reason prior to the Effective Time, then the remaining directors who are not Purchaser Insiders (or if there is only one director who is not a Purchaser Insider, the remaining director who is not a Purchaser Insider) will be entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is not an officer, director, shareholder or designee of the Purchaser or any of its affiliates and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. The Company's obligation to appoint the Purchaser's designees to the Board of Directors of the Company will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company will promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations. From and after the election or appointment of the Purchaser's designees and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights under the Merger Agreement, or any other action taken by the Board of Directors in connection with the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, at the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders thereof, each Share issued and outstanding immediately prior to the effective time of the Merger (other than any Shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and will cease to exist with no payment being made with respect thereto, and other than Dissenting Shares (as defined in the Merger Agreement), shall be converted into the right to receive $2.75. At the effective time of the Merger, the shares of common stock, no par value, of the Purchaser issued and outstanding immediately prior to the effective time of the Merger will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the number of validly issued, fully paid and nonassessable shares of common stock, no par value, of the surviving corporation in the Merger equal to the number of Shares outstanding on a fully diluted basis immediately prior to the effective time of the Merger.

     Company Option Plans. The Merger Agreement provides that the Company will take all actions necessary so that, immediately prior to the Effective Time, (A) each outstanding option to purchase Common Shares granted under the Company's Option Plans, whether or not then exercisable or vested, will become fully exercisable and vested, (B) each option which is then outstanding will be cancelled and (C) in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any option otherwise agree immediately following consummation of the Merger, the Company will promptly pay to such holders of options an amount in respect thereof equal to the product of
(1) the excess of the Merger

Price over the exercise price thereof and (2) the number of Shares subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing will be subject to the obtaining of any necessary consents of holders of options, it being agreed that the Company and Parent will use their commercially reasonable best efforts to obtain any such consents.

     Indemnification and Insurance.  The Merger Agreement provides as follows:

     (a) The Purchaser and Parent agree that until six years from the date the Shares are purchased by Parent or the Purchaser in the Offer (the "Acceptance Date"), the Purchaser will maintain all rights to indemnification now existing in favor of the directors, officers, employees, fiduciaries and agents of the Company as provided in the Company's Amended and Restated Articles of Incorporation and Bylaws or otherwise in effect under any agreement on the date of the Merger Agreement and that the Amended and Restated Articles of Incorporation and Bylaws of the Purchaser will not be amended to reduce or limit the rights of indemnity afforded to the present and former directors and officers of the Company, or the ability of the Purchaser to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify.

     (b) The Purchaser will at all times exercise the powers granted to it by its Amended and Restated Articles of Incorporation, its Bylaws, and by applicable law to indemnify and hold harmless to the fullest extent possible present or former directors, officers, employees, fiduciaries and agents of the Company against any threatened or actual claim, action, suit, proceeding or investigation made against them arising from their service in such capacities (or service in such capacities for another enterprise at the request of the Company) prior to, and including the Acceptance Date for at least six years from the Acceptance Date. Parent will assume and perform the obligations of the Purchaser under this section of the Merger Agreement, provided, that any indemnified party shall make a good faith effort (which shall not include any requirement to bring any suit, claim, action, or other proceeding) to cause the Purchaser to perform its obligations under this section of the Merger Agreement before requesting Parent to assume and perform such obligations.

     (c) Should any threatened or actual claim, action, suit, proceeding or investigation be made against any present or former director, officer, employee, fiduciary or agent of the Company, arising from his services as such, within six years from the effective time of the Merger, the indemnification provisions of the Merger Agreement will continue in effect until the final disposition of all such claims.

     (d) Any indemnified party wishing to claim indemnification under the indemnification provisions of the Merger Agreement, upon learning of any such action, suit, claim, proceeding or investigation, will notify Parent and the Purchaser within 15 days thereof; provided, however, that any failure so to notify Parent and the Purchaser of any obligation to indemnify such indemnified party or of any other obligation imposed by this section of the Merger Agreement will not affect such obligations except to the extent Parent and/or the Purchaser is actually prejudiced thereby. Parent and the Purchaser will be entitled to assume the defense of any such action, suit, claim, proceeding or investigation with counsel of its choice, unless there is, under applicable standards of professional conduct, a conflict of any significant issue between the positions of Parent and the Purchaser, on the one hand, and the indemnified parties, on the other, in which event the indemnified parties as a group may retain one law firm to represent them with respect to such matter. Neither Parent or the Purchaser, on the one hand, nor the indemnified parties, on the other hand, may settle any such action, suit, claim, proceeding or investigation without the prior written consent of the other party, which consent may not be unreasonably withheld or delayed.

     (e) In addition to the foregoing, Parent will cause the Purchaser to honor in accordance with their terms any indemnification agreements in existence on the date of the Merger Agreement between the Company and any present or former director, officer, employee, fiduciary or agent of the Company.

     (f) The parties agree that the indemnification provisions of the Merger Agreement will not require Parent or the Purchaser to maintain directors' and officers' insurance coverage in favor of the Company's present and former directors and officers.

     (g) Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is terminated in accordance with its terms before the consummation of the Merger, the

Purchaser's and Parent's obligations under the indemnification provisions of the Merger Agreement shall cease upon such termination.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of Parent, the Purchaser and the Company to consummate the Merger if the Offer is consummated are subject to the satisfaction or waiver in writing by each party hereto at or before the Effective Time of each of the following conditions: (a) the Company's shareholders will have duly approved the transactions contemplated by the Merger Agreement, to the extent required pursuant to the requirements of the Company's articles of incorporation and applicable law; (b) the Purchaser will have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, that this condition will be deemed to have been satisfied with respect to Parent and the Purchaser if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer; (c) the consummation of the Merger will not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity, and there will not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity that prevents the consummation of the Merger;
(d) no Material Adverse Change in the Company (as defined below) will have occurred and be in effect at the Effective Time; provided, that this condition will be deemed to have been satisfied with respect to the Company if Parent agrees to waive satisfaction thereof. The term "Material Adverse Change in the Company" means a change in the business of the Company as a result of an extraordinary event outside of the ordinary course of business which would be materially adverse to the Company's sales or profits. Notwithstanding the foregoing, a Material Adverse Change in the Company does not include (i) any change in the Company's business because of any defect or deficiency in the Company's existing product line occurring in the ordinary course of business and that can be remedied in the ordinary course of business, (ii) any loss by the Company of orders from, or sales to, direct competitors of Parent, or (iii) the loss of orders or sales due to general market conditions in the paper industry.

     Conduct of Business of the Company. Except as required by the Merger Agreement or with the prior written consent of Parent, during the period from the date of the Merger Agreement to the Effective Time, the Company will and will cause each of its subsidiaries to conduct its operations only in the ordinary course of business consistent with past practice and will use its best efforts and will cause each of its subsidiaries to use its best efforts, to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees and to preserve the goodwill of those having business relationships with it. Without limiting the generality to the foregoing, and except as otherwise required by the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of Parent: (a) adopt any amendment to its charter or by-laws or comparable organizational documents; (b) except for issuances of capital stock of its subsidiaries to the Company, or to a wholly owned subsidiary of the Company, issue, reissue or sell or authorize the issuance, reissuance or sale of additional shares of capital stock of any class, or shares convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible shares or capital stock, other than the issuance of Shares, pursuant to options outstanding on the date of the Merger Agreement or pursuant to the Stock Option Agreement; (c) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any class or series of its capital stock other than between any of the Company and any subsidiary which is wholly owned by the Company; (d) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other shares; (e) except for (A) increases in salary, wages and benefits of non-executive officers or employees of the Company or its subsidiaries in the ordinary course of business consistent with past practice, (B) increases in salary, wages and benefits granted to officers and employees of the Company or its subsidiaries in conjunction with new hires, promotions or other changes in job status in the ordinary course of business consistent with past practice, or (C) increases in salary, wages and benefits to employees of the Company or its subsidiaries pursuant to collective bargaining agreements entered into in the ordinary course of business consistent with past practice, (i) increase the compensation or fringe benefits payable or to become payable to its directors, officers or key employees (whether from the Company or any of its subsidiaries), or (ii) pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units), or (iii) grant any severance or termination pay to (except pursuant to existing agreements, plans or policies and as required by such agreements, plans or polices), or (iv) enter into any employment or severance agreement with, any director, officer or other key employee of the Company or any of its subsidiaries or (iv) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock or employee plans/agreements for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable law or regulation; (f) acquire, sell, lease or dispose of any assets (other than inventory) which are material to the Company and its subsidiaries, taken as a whole, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction outside the ordinary course of business consistent with past practice; (g) (i) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur, assume or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (ii) pay, discharge, settle or satisfy as other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, other than in the ordinary course of business consistent with past practice, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, or (iv) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any subsidiary wholly owned by the Company and the Company or another subsidiary wholly owned by the Company; (h) make any tax election that would have a material effect on the tax liability of the Company or the subsidiaries or settle or compromise any tax liability of the Company or the subsidiaries that would materially affect the aggregate tax liability of the Company or the subsidiaries; (i) except in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license which is material to the Company and the subsidiaries or waive, release or assign any material rights or claims; or
(j) agree in writing or otherwise to take any of the foregoing actions.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the effective time of the Merger, whether or not approval thereof by the Company's shareholders has been obtained: (a) by the mutual written consent of Parent, the Purchaser and the Company prior to the date on which Parent's designees constitute a majority of the Board of Directors of the Company; or (b) by the Company if the Company is not in material breach of any of its representations, warranties, covenants or arrangements contained in the Merger Agreement and the Stock Option Agreement and if (i) the Purchaser fails to commence the Offer as provided in the Merger Agreement, (ii) the Purchaser has not accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before April 30, 1998 or (iii) the Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; or (c) by Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that Parent may terminate the Merger Agreement pursuant to this provision (c) upon the termination or withdrawal of the Offer only if Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer; or (d) by Parent or the Company if any court or other governmental entity has issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree injunction, ruling or other action has become final and nonappealable; or (e) by the Company if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, (i) there has occurred, on the part of Parent or the Purchaser, a material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within seven business days after written notice of such breach is given by the Company to the party committing the breach or (ii) the Company (A) enters into a definitive agreement with respect to a Superior Proposal as permitted under, and after complying with the provisions of the Merger Agreement, and (B) pays any termination fee and agrees to pay any other amounts required pursuant to the Merger Agreement; or (f) by Parent if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, (i) there has occurred, on the part of the Company, a breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which individually, or in the aggregate, if not cured would be reasonably likely to have a material adverse effect on the Company and which is not curable or, if curable, is not cured within the later of (x) seven business days after written notice of such breach is given by Parent to the Company and
(y) the satisfaction of all conditions to the Offer not related to such breach or (ii) the Board of Directors of the Company or committee thereof has withdrawn or modified (or has resolved to withdraw or modify), in a manner adverse to Parent, its approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby and the Board of Directors of the Company and such committee has not fully reinstated such approval or recommendations within two business days or has not recommended (or resolved to recommend) an Acquisition Transaction (other than the Offer and Merger) to the Company's shareholders and at least ten business days has passed since such recommendation (or resolution); or (g) by Parent if it is not in material breach of its obligation under the Merger Agreement or under the Offer and no Shares have been purchased pursuant to the Offer on or before April 30, 1998. In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except as provided in the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that, except as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement, the Stock Option Agreement and the transactions contemplated by the Merger Agreement and the Stock Option Agreement will be paid by the party incurring such expenses.

     In the event the Merger Agreement is terminated pursuant to subsections
(e)(ii), (f)(i) (other than for a termination due to an unintentional breach of a representation or warranty by the Company) or (f)(ii) of the termination provisions of the Merger Agreement, then the Company will promptly reimburse Parent for the documented out-of-pocket fees and expenses (but in no event greater than $500,000) of Parent and the Purchaser related to the Merger Agreement, the Stock Option Agreement, the transactions contemplated thereby and any related financing and in the event the Merger Agreement is terminated pursuant to subsection (e)(ii), then the Company will promptly pay Parent a termination fee of $1,200,000 (the "Termination Fee") by wire transfer of same day funds to an account designated by the Parent as a condition precedent to such termination.

     In the event that (i) any person will have publicly disclosed a proposal regarding an Acquisition Transaction and (ii) following such disclosure, either
(x) April 30, 1998 occurs without the Revised Minimum Number being satisfied or the requisite shareholder approval of the Merger being obtained (other than as a result of a material breach hereof by Parent or the Purchaser that has not been cured within the time period set forth in the Merger Agreement) or (y) the Company breaches (prior to the time that the designees of the Purchaser constitute a majority of the Board of Directors of the Company) any of its material obligations set forth in the Merger Agreement and does not cure such breach within the time period set forth thereunder or (z) the Merger Agreement is terminated pursuant to subsections (f)(ii) and (iii) of the termination provisions of the Merger Agreement not later than 12 months after any such termination the Company will have entered into an agreement for an Acquisition Transaction, or an Acquisition Transaction will have been consummated, then the Company will promptly, but in no event later than immediately prior to, and as a condition of, entering into such definitive agreement, or, if there is no such definitive agreement then immediately upon consummation of the Acquisition Transaction, pay Parent a termination fee of $1,200,000 which amount will be payable by wire transfer of same day funds to an account designated by the Parent. Notwithstanding anything to the contrary contained therein, in no event will the Company be obligated to pay more than one Termination Fee in accordance with the Merger Agreement.

     Employee Benefit Arrangements. Parent has agreed that the Company will honor and, from and after the Effective Time, Parent will cause the Surviving Corporation to honor, all employee plans or agreements to which the Company or any of its Subsidiaries is presently a party which have been disclosed in the Merger Agreement; provided, however, that this shall not limit or restrict the Surviving Corporation's right on or after the Effective Time to amend, modify or terminate any employee plans or agreements in accordance with the terms thereof and applicable law.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval of the Merger Agreement by the requisite vote, if any, of the shareholders of the Company. Under the GCL, if the Purchaser acquires, pursuant to the Offer, the Stock Option (as defined below) or otherwise, at least 90% of the Shares then outstanding, the Purchaser will be able to effect the Merger, without a vote of the Company's shareholders. In such event, Parent, the Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders. Under the GCL, the Merger may not be accomplished for cash paid to the Company's shareholders if the Purchaser or Parent owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof.

     If the Stock Option is exercised by the Purchaser (resulting in the Purchaser acquiring 90% or more of the Outstanding Shares), Parent will be able to effect a short-form merger under the GCL, subject to the terms and conditions of the Merger Agreement. In the event that more than 50% of the Shares then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the Shares then outstanding on a fully diluted basis are acquired by the Purchaser pursuant to the Offer and the Stock Option, to reduce the number of shares of Common Stock subject to the Offer to the Revised Minimum Number and, if a greater number of Shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that the Purchaser shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the expiration of the Offer). In such event, the Purchaser would own upon consummation of the Offer 49.9999% of the Shares then outstanding and would thereafter solicit the approval of the Merger Agreement by a vote of the shareholders of the Company. Under such circumstances, a significantly longer period of time would be required to effect the Merger.

     Pursuant to the Stock Option Agreement, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase that number of Shares (the "Option Shares") equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates following the consummation of the Offer, would constitute 90% of the Shares then outstanding on a fully diluted basis (assuming the issuance of the Option Shares) at a cash purchase price per Option Share equal to the Offer Price, provided that the Stock Option will not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

     The Stock Option may be exercised by the Purchaser, in whole but not in part, at any one time after the occurrence of the Option Exercise Event (as defined below) and prior to the Option Termination Date (as defined below). The Option Exercise Event will occur upon the Purchaser's acceptance for payment pursuant to the Offer of Shares constituting more than 50% but less than 90% of the Shares then outstanding on a fully diluted basis. The Option Termination Date will occur upon the earliest to occur of (i) the Effective Time, (ii) the date which is ten business days after the Option Exercise Event, and (iii) the termination of the Merger Agreement, provided, that notwithstanding the occurrence of the Option Termination Date, the Purchaser will be entitled to purchase the Option Shares if it has exercised the Stock Option in accordance with the terms of the Option Agreement prior to the Option Termination Date.

Stockholder Agreements

     The following is a summary of the material terms of the Stockholders Agreements. This summary is not a complete description of the terms and conditions of the Stockholders Agreements and is qualified in its entirety by reference to the full text of the Stockholders Agreements, which is incorporated by reference and copies have been filed with the SEC as exhibits to the Schedule 14D-9.

     Contemporaneously with the execution of the Merger Agreement, Parent entered into a Stockholders Agreement (the "Stockholders Agreements") with each of Elsag International N.V. and Kenneth P. Ostrow (each a "Selling Stockholder" and together the "Selling Stockholders").

     The Stockholders Agreements provide that the Selling Stockholders will validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, an aggregate of approximately 29% of the Shares as well as any Shares acquired by the Selling Stockholders in any capacity after the date of the Stockholders Agreements.

     Under the Stockholders Agreements, the Selling Stockholders also granted to Parent an irrevocable option to purchase the Selling Stockholders' Shares at the Offer Price if either:

     (i) the Merger Agreement is terminated under one of the following four ways:

          (a) by Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that Parent may terminate the Merger Agreement upon the termination or withdrawal of the Offer only if Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer;

          (b) by the Company if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, the Company (x) enters into a definitive agreement with respect to a Superior Proposal and
     (y) pays any termination fee and agrees to pay any other amounts required;

          (c) by Parent if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, (x) there shall have occurred, on the part of the Company, a breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which individually, or in the aggregate, if not cured would be reasonably likely to have a material adverse effect on the Company and which is not curable or, if curable, is not cured within the later of (A) seven business days after written notice of such breach is given by Parent to the Company and
     (B) the satisfaction of all conditions to the Offer not related to such breach or (y) the Board of Directors of the Company or committee thereof shall have withdrawn or modified (or shall have resolved to withdraw or modify), in a manner adverse to Parent, its approval or recommendation of the Merger Agreement or any of the transactions contemplated hereby and the Board of Directors of the Company and such committee shall not have fully reinstated such approval or recommendations within two business days or shall have recommended (or resolved to recommend) an acquisition transaction (other than the Offer and Merger) to the shareholders of the Company and at least ten business days shall have passed since such recommendation (or resolution); or

          (d) by Parent if it is not in material breach of its obligation under the Merger Agreements or under the Offer and no Shares shall have been purchased pursuant to the Offer on or before April 30, 1998; or

          (ii) the Merger Agreement is terminated by the Company if the Company is not in material breach of any of its representations, warranties, covenants or arrangements contained in the Merger Agreement and the Stock Option Agreement and if the Purchaser will not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before April 30, 1998 and (x) the selling Stockholder will have breached the agreements or (y) at the time of such termination the Minimum Condition shall not have been satisfied.

     Then, the securities option shall, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable in whole but not in part until the date which is 90 days after the date of the occurrence of such event (the "90 Day Period"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") required for the purchase of the Securities upon such exercise shall have expired or been waived and any other conditions under the other antitrust laws shall have been satisfied and (ii) there will not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the securities option pursuant to the Stockholders Agreements.

     In the event the Option Securities are acquired by the Purchaser pursuant to the exercise of the option, the Selling Stockholders will be entitled to receive, and the Purchaser will promptly pay to the Selling

Stockholders, upon any subsequent disposition, transfer or sale ("Sale") of the Securities an amount per share in cash equal to 50% of the difference between the net proceeds received per share in the sale and the purchase price. The Purchaser will only effect any sale in an arms' length bona fide transaction to an unaffiliated third party.

     The Selling Stockholders will, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, vote (or cause to be voted) all Securities then held of record or beneficially owned by the Selling Stockholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the Stock Option Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stock Option Agreement and the Stockholder Agreements and any actions required in furtherance thereof; and (ii) against any proposal relating to an acquisition transaction and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreements, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stock Option Agreement or which would result in any of the conditions set forth in the Merger Agreement not being fulfilled.

Indemnification

     The Company's articles of incorporation provide that liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law and that the Company is authorized to provide indemnification of agents in excess of the indemnification otherwise permitted under the California Corporations Code subject to certain limitations under the California Corporations Code.

     The Company's bylaws provide that the Company shall indemnify directors and officers against expenses, judgments, fines, settlements or other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. The Company's bylaws provide that the Company will have the power to indemnify each of its employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the Company.

     The Company has previously entered into indemnification agreements with each person who as of December 18, 1997, was a director or executive officer of the Company. The indemnification agreements generally provide: (I) for indemnification if an indemnitee is or was a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the indemnitee is or was a director, officer, employee or agent of the Company, by reason of any action or inaction on the part of the indemnitee while an officer or director or by reason of the fact that the indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by the indemnitee in connection with such action or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee's conduct was unlawful and (ii) for the advancement of all expenses incurred by an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under California law, the Company's bylaws or otherwise. A copy of the form of Indemnification Agreement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

     The Board of Directors of the Company has unanimously (a) approved the Merger Agreement, the Stock Option Agreement, the Offer and the Merger and the other transactions contemplated thereby, (b) determined that the Offer Price to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to the shareholders and (c) recommends that the Company's shareholders tender their Shares pursuant to the Offer.

     (b) Background of the Offer; Reasons for the Recommendation.

     Background. In June 1997, representatives of Parent contacted the Company's President and Chief Executive Officer to convey Parent's interest in exploring a possible strategic cooperation with the Company. The parties subsequently scheduled a meeting and, on July 22 and 23, 1997, representatives of Parent met with representatives of the Company, including the Company's President and Chief Executive Officer, Chief Financial Officer and Vice President, Operations. At these meetings the Company's representatives presented an overview of the Company's products and capabilities. At the conclusion of these meetings, Parent's representatives indicated that Parent was interested in pursuing an equity investment in the Company. Although the Company was not then considering a sale or other extraordinary corporate transaction, the Company's representatives agreed to continue discussions.

     On August 1, 1997, Parent and the Company entered into a confidentiality agreement under which Parent was furnished with certain financial and business information concerning the Company. In the period from August through October 1997, representatives of the Company held various discussions with representatives of the Company in which representatives of the Company responded to various questions from representatives of Parent.

     At a meeting between representatives of the Company and Parent on September 22, 1997, Parent's representatives conveyed Parent's willingness to explore the possible acquisition of the Company at an indicated price range of $2.20 to $2.25 per share, subject to certain conditions including the retention of key personnel. The representative of the Company indicated that he did not believe that the Company would be interested in pursuing any transaction at the $2.20 to $2.25 per share price level. Parent's representatives indicated that such representatives were not authorized by Parent to discuss a higher price level.

     At a meeting between representatives of the Company and Parent on October 10, 1997, a representative of Parent indicated to a representative of the Company that Parent would consider increasing its indicated acquisition price to $2.75 per share, subject to Parent's due diligence review.

     On October 15, 1997, a meeting of the Board of Directors of the Company was held during which the Company's President and Chief Executive Officer informed the Board of Directors of discussions relating to a possible business combination. The Board of Directors discussed these recent developments. No decisions with respect to a business combination were reached at this meeting other than to continue discussions with Parent as well as other third parties. Thereafter, the Company furnished to Parent and Parent's legal counsel additional non-public business and financial information.

     In mid November, the Company's legal counsel received from Parent's legal counsel a draft of the Merger Agreement, Stockholders Agreement and Stock Option Agreement.

     From time to time during October and November 1997, representatives of Parent and the Company as well as Parent's and the Company's respective legal advisors continued discussions. In addition, during this period, the Company's management kept the Board of Directors of the Company informed of these discussions.

     On December 8, 1997, the Board of Directors of the Company met to discuss the status of discussions between Parent and the Company. The principal terms of the proposed transactions were reviewed and discussed, including the Merger Agreement, the Stockholder's Agreement and the Stock Option Agreement. The Board of Directors of the Company also discussed the possibility of a business combination with other third parties. The Board of Directors of the Company instructed the Company's President and Chief Executive Officer to enter into negotiations with Parent with respect to the Merger.

     From December 8, 1997 through the evening of December 11, 1997, representatives of the Company and the Company's legal advisors met with representatives of Parent and Parent's legal advisors to negotiate the terms of the Merger Agreement and the Stock Option Agreement. These negotiations culminated on December 11, 1997 in the Company and Parent agreeing upon a form of definitive Merger Agreement and Stock Option Agreement, subject to approval by the Company's Board of Directors, certain shareholders of the Company and Parent agreeing upon a form of definitive Stockholder's Agreement and the Company and Parent agreeing upon the form of definitive employment agreements for the Company's President and Chief Executive Officer, Chief Financial Officer and Vice President, Operations as well as certain other employee benefit matters to address the Parent's requirements for the retention of these and other key personnel.

     On December 11, 1997, the Board of Directors of the Company met and reviewed and discussed the Merger Agreement, the Stock Option Agreement, the Stockholders Agreement as well as employee benefit matters. The Board of Directors of the Company, exercising its fiduciary duties, then voted and unanimously approved the Merger Agreement, the Stock Option Agreement, the Merger and the Offer and the other transactions contemplated thereby, and, recommended that the shareholders of the Company tender their shares pursuant to the Offer.

     On December 11, 1997, the Merger Agreement, the Stockholder's Agreement, the Stock Option Agreement and the other employee benefit agreements were executed and, on December 12, 1997, the transaction was publicly announced.

     Factors Considered by the Board. In approving the Merger Agreement and the transactions contemplated thereby and recommending that the shareholders of the Company tender their shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors, including:

           (1) the financial and other terms of the Offer, the Merger, the Merger Agreement and the related transaction agreements;

           (2) that the $2.75 per Share tender offer price represents a premium of 57% over the closing price of the Shares on Nasdaq ("Nasdaq") on December 11, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement;

           (3) history of the price of the Shares on Nasdaq over the last 18 months ;

           (4) the view of the Board of Directors, based in part upon the presentation of Management to the Board of Directors on December 11, 1997, regarding the unlikelihood of a superior offer arising;

           (5) the Company's existing competitive and market position, including the Company's ability effectively to compete with companies having significantly greater financial resources than the Company;

           (6) the Company's long-term and short-term capital needs, especially in light of the Company's competitive and market position as described above;

           (7) the provisions of the Merger Agreement, including the provision allowing the Company to respond to unsolicited written inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Purchaser of a break-up fee in the amount set forth in the description of the Merger Agreement, in the event that the Board of Directors determines to withdraw its recommendation that stockholders accept the Offer based on the Board of Directors' determination that such action is necessary to comply with its fiduciary duties under applicable law;

           (8) the fact that Parent's and the Purchaser's obligations under the Offer were not subject to any financing condition;

           (9) Parent's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement;

          (10) the alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction or engaging in an extraordinary transaction, such as a self tender offer or other transaction designed to increase the trading prices for the Shares;

          (11) the failure of any other potential bidders to submit a proposal having terms more favorable than the terms proposed by Parent;

          (12) legal matters relating to the Offer and the Merger, including the review provided for under the HSR Act with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement related thereto;

          (13) the willingness of certain stockholders of the Company to enter into the Stockholders Agreement, pursuant to which, among other things, such stockholders agreed to tender the Shares owned by them for purchase by the Purchaser pursuant to the Offer;

          (14) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

          (15) the discussions held by the Company with two other companies regarding potential business combination transactions with the Company as described below.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

     The Company held discussions with two other companies about potential business combination transactions. The first company (the "First Bidder") contacted the Company in August 1997. After preliminary discussions regarding a range of acquisition prices, no further negotiations were held with the First Bidder. The second company (the "Second Bidder") contacted the Company in October 1997. The parties executed a confidentiality agreement in early November 1997. Certain confidential information was provided by the Company, and an evaluation was made by the Second Bidder. After indications of valuation by the Second Bidder, the Company indicated to the Second Bidder that their proposed valuations were unacceptably low. In late November 1997, the Second Bidder informed the Company that it would not be able to increase the valuation. No further meetings were held.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows: on October 15, 1997, the Company granted 15,000, 10,000 and 5,000 incentive stock options at $1.8125 per share to Mr. Ostrow, Mr. Gorski and Mr. Lynch, respectively pursuant to the 1995 Option Plan, and granted 8,276 non-qualified stock options at $.18125 to each of Mr. Cusimano and Mr. Zaharna pursuant to the Discount Option Plan, all as part of its customary annual option grant program.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender all of their Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the GCL, if Purchaser acquires, pursuant to the Offer, the Stock Option or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Common Stock pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under California Law, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                          DESCRIPTION
-------     -----------------------------------------------------------------------------------
    1       Agreement and Plan of Merger, dated December 11, 1997, by and among Voith Sulzer
            Paper Technology North America Inc., Voith Sulzer Acquisition Corp., and Impact
            Systems, Inc.
    2       Stock Option Agreement, dated December 11, 1997, by and among Voith Sulzer Paper
            Technology North America Inc., Voith Sulzer Acquisition Corp., and Impact Systems,
            Inc.
    3       Stockholder Agreement, dated December 11, 1997, among Voith Sulzer Paper Technology
            North America Inc., Voith Sulzer Acquisition Corp., and Elsag International N.V.
    4       Stockholder Agreement, dated December 11, 1997, among Voith Sulzer Paper Technology
            North America Inc., Voith Sulzer Acquisition Corp., and Kenneth P. Ostrow
    5       Letter to Shareholders of Impact Systems, Inc., dated December 18, 1997
    6       Press Release issued on December 12, 1997
    7       Senior Executive Change in Control Plan as amended and restated December 11, 1997
    8       Incentive Bonus Plan of Impact Systems, Inc. adopted December 11, 1997
    9       Noncompetition Agreement, dated December 11, 1997, by and between Voith Sulzer
            Paper Technology North America, Inc. and Kenneth P. Ostrow
   10       Employment Agreement, dated December 11, 1997, by and between Impact Systems, Inc.
            and Kenneth P. Ostrow

EXHIBIT
NUMBER                                          DESCRIPTION
-------     -----------------------------------------------------------------------------------
   11       Employment Agreement, dated December 11, 1997, by and between Impact Systems, Inc.
            and Robert M. Gorski
   12       Employment Agreement, dated December 11, 1997 by and between Impact Systems, Inc.
            and John F. Lynch, III
   13       Information under the captions "Security Ownership," "Director Compensation,"
            "Executive Officer Compensation," "Option Grants in Last Fiscal Year," "Option
            Exercises and Holdings," "Severance Agreements," and "Certain
            Transactions -- Working Agreement," as set forth in the Company's Proxy Statement, dated September 9, 1997, for its 1997 Annual Meeting of Shareholders
   14       Form of Indemnification Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:     /s/ KENNETH P. OSTROW
                                            ------------------------------------
                                            Name: Kenneth P. Ostrow
                                            Title:  President and Chief
                                              Executive Officer
Dated: December 18, 1997

                                                                      SCHEDULE I

                              IMPACT SYSTEMS, INC.
                           14600 WINCHESTER BOULEVARD
                          LOS GATOS, CALIFORNIA 95030
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 18, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock of Impact Systems, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Voith Sulzer Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Voith Sulzer Paper Technology North America Inc. (the "Parent"), to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated December 11, 1997 (the "Merger Agreement") by and among Parent, the Purchaser and the Company.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer (the "Offer") on December 18, 1997. The Offer is scheduled to expire at 12:00 midnight on January 20, 1998, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the "Merger").

     The following information is based on the Company's Proxy Statement dated September 9, 1997, and, except as indicated, such information is given as of such date.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, the Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY
GENERAL

     The Common Stock, no par value per share (the "Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles its record holder to one vote. As of December 10, 1997, there were 10,511,576 shares of Common Stock outstanding (exclusive of treasury shares) and 1,201,102 shares reserved for issuance upon the exercise of certain options outstanding.

THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement and subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (the "Purchaser Designees"), equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares then outstanding. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who are neither officers, directors, stockholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders") shall continue to serve on the Board until the effectiveness of the Merger; provided, however, that the Purchaser shall be entitled to designate a number of directors equal to or greater than 50% of the total number of directors only if the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer. The Company has agreed to take all action necessary to effect the election of the Purchaser Designees to the Board.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by the Purchaser as the Purchaser Designees. Unless otherwise indicated below, the business address of each such person is Voith Sulzer Paper Technology North America Inc., 2200 N. Roemer Road, Appleton, Wisconsin 54913.

                                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
            NAME AND AGE                      5-YEAR EMPLOYMENT HISTORY; DIRECTORSHIPS
-------------------------------------  ------------------------------------------------------
R. Raymond Hall, Jr.(48).............  Executive Vice President-Service Division of Parent,
990 N. Main St.                        (1994 to present); Member of the Board of Management
Monroe, Ohio 45050                     and the Board of Directors of various other
Citizenship: United States             Voith-related organizations (1994 to present);
                                       President of Voith Holdings Ltd. and TriStar
                                       Industries Ltd. (through October 1997); President of
                                       Sulzer Papertec, Inc. (1992-1994);
Paul Bouthilet(51)...................  Chief Financial Officer of Parent (since October
Citizenship: United States             1997); Vice President Finance of Parent (through
                                       October 1997) Chief Financial Officer of various
                                       Voith-related organizations (1989-1994)
Mark Zimmermann(36)..................  Head of Planning and Organization of Voith Sulzer
Sankt Poltner StraBe 43                Papiertechnik GmbH & Co. KG, Heidenheim, Germany
D-89522 Heidenheim, Germany            (April 1996 to present); Strategic Development Manager
Citizenship: Switzerland               of Sulzer AG (1992-March 1996)

     The Purchaser has advised the Company that to the best knowledge of the Purchaser, none of the Purchaser Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission, except as may be disclosed in the Offer to Purchase. The Purchaser has also informed the Company that certain Purchaser Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since March 31, 1996, and that the Purchaser believes that the interest of such persons in such transactions is not of material significance. None of the Purchaser Designees has any family relationship with any director or executive officer of the Company.

     The Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission (the "SEC").

THE CURRENT MEMBERS OF THE BOARD OF THE COMPANY

     The names of the current directors, their ages as of October 15, 1997 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of shares by Parent pursuant to the Offer.

                                  YEAR FIRST
                                  ELECTED A              POSITION WITH THE COMPANY OR
    NAME OF DIRECTOR       AGE     DIRECTOR     PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
-------------------------  ----   ----------   -------------------------------------------------
Kenneth P. Ostrow           55       1980      Mr. Ostrow, a founder of the Company, has been an
                                               officer and director of the Company from its
                                               inception in 1980. Prior to founding the Company,
                                               Mr. Ostrow was with Measurex in senior sales,
                                               service and marketing capacities. Mr. Ostrow
                                               holds a B.A. in Mechanical Engineering from Ohio
                                               State University and a M.B.A. from Northeastern
                                               University.
Joseph J. Cusimano          57       1991      Mr. Cusimano was elected a director of the
                                               Company in November 1991. Mr. Cusimano is
                                               President of Honematic Machine Corporation in
                                               Boylston, Massachusetts. Prior to that, he had
                                               been a Corporate Vice President of Norton Company
                                               in Worcester, Massachusetts in charge of its
                                               Superabrasives and Abrasives, Asia Operations.
                                               Mr. Cusimano joined Norton Company in 1966 and
                                               held several positions within the company prior
                                               to his appointment as Marketing Vice President,
                                               Abrasives, Europe, in 1986. In early 1988, Mr.
                                               Cusimano was appointed Divisional Vice President
                                               of Seeded-Gel Products, and in early 1989 he was
                                               elected a Corporate Vice President, Chemical
                                               Process Products.
M. N. Zaharna               55       1992      Mr. Zaharna was elected a director of the Company
                                               in July 1992. Mr. Zaharna was appointed to the
                                               Board of Directors as a representative of Elsag
                                               International N.V., the parent company of Elsag
                                               Bailey, Inc. and a wholly owned subsidiary of
                                               Elsag Bailey Process Automation N.V. (NYSE:EBY).
                                               M. N. Zaharna is Group Executive Vice President
                                               and Chief Operating Officer of Elsag Bailey
                                               Process Automation N.V. Mr. Zaharna has served as
                                               Senior Group Vice President-Americas, Pacific and
                                               the Far East and Group Vice President-Strategic
                                               Marketing and Technology for the Elsag Bailey
                                               group of companies since 1992. Mr. Zaharna has
                                               been with Bailey for over 25 years, serving in
                                               numerous key management positions, including
                                               Executive Vice President and Chief Operating
                                               Officer of Bailey Controls Company.

     Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

     The Board held a total of two meetings during the fiscal year ended March 31, 1997. During the 1997 fiscal year no director attended fewer than 75% of the aggregate of all meetings of the Board and the committees, if any, on which such director served. The Board has an audit committee. The Board has no compensation or nominating committee or any other committee performing those functions.

     The Audit Committee of the Board reviews and evaluates the Company's accounting principles and its system of internal accounting controls. The Audit Committee currently consists of Joseph J. Cusimano and M. N. Zaharna.

     The Company currently does not pay any cash compensation to directors for service on the Company's Board. Outside directors are, however, eligible to participate in the Company's Discount Stock Option Plan (the "Discount Option Plan"). Each non-employee director will receive an option to purchase on an annual basis $15,000 worth of discount stock options ("DSOs"), the number determined by reference to the closing Nasdaq price of the Company's stock on the date of grant or 5,000 DSOs, whichever is greater. The options are exercisable upon vesting at 10% of the fair market value on the date of grant. Options granted to non-employee directors vest in full on the first anniversary of the date of grant and expire if not exercised within five years from date of grant.

     During the fiscal year which ended March 31, 1997, the Company granted options to purchase 5,000 shares under its Discount Option Plan exercisable at $0.20 per share to each of its Outside Directors, Messrs. Cusimano and Zaharna. This option was not exercisable by either Mr. Cusimano or Mr. Zaharna during the fiscal year.

EXECUTIVE OFFICERS OF THE COMPANY

     The following individuals currently serve as executive officers of the
Company:

                    NAME                   AGE                POSITION(S) HELD
    -------------------------------------  ---      -------------------------------------
    Kenneth P. Ostrow....................  55       President, Chief Executive Officer
                                                    and Chairman
    Robert M. Gorski.....................  45       Vice President, Finance, Chief
                                                    Financial Officer and Secretary
    John F. Lynch, III...................  56       Vice President, Operations

     See "Directors of the Company" above for background information on Mr. Ostrow.

     Mr. Gorski joined the Company in April 1988 as Vice President, Finance and Administration, Chief Financial Officer and Assistant Secretary. Prior to joining the Company, he was in senior finance capacities with computer manufacturers, Amdahl Corporation and Kaypro Corporation, and Price Waterhouse. He holds a B.S. in Business Administration from the University of Illinois and is a Certified Public Accountant.

     Mr. Lynch joined the Company in December 1982 as Vice President, Midwestern Sales and is currently Vice President, Operations. Prior to joining the Company, he was a Vice President of Measurex Corporation and served in various senior sales, marketing, and service capacities. He holds a B.S. in Chemical Engineering from the University of Mississippi and a M.B.A. from the Harvard Business School.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation received for services rendered to the Company in all capacities for each of the three executive officers of the Company (collectively, the "Named Officers") for the fiscal years ended March 31, 1997, 1996 and 1995:

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL            LONG-TERM COMPENSATION AWARDS
                                                   COMPENSATION        --------------------------------
                                                ------------------     RESTRICTED     NUMBER OF SHARES
     NAME AND PRINCIPAL POSITION       YEAR      SALARY     BONUS      STOCK AWARD   UNDERLYING OPTIONS
-------------------------------------  -----    --------   -------     -----------   ------------------
Kenneth P. Ostrow,...................   1997    $230,230   $     0         --              15,000
  President & Chief Executive Officer   1996    $224,700   $83,590(1)      --              15,000
                                        1995    $213,400   $85,860         --              15,000
Robert M. Gorski,....................   1997    $153,034   $     0         --              15,000
  Vice President, Finance, Chief        1996    $147,210   $36,506(1)      --              15,000
  Financial Officer & Secretary         1995    $147,210   $46,598         --              15,000
John F. Lynch III,...................   1997    $139,749   $     0         --              15,000
  Vice President, Operations.........   1996    $136,005   $41,345(1)      --              15,000
                                        1995    $135,381   $30,350         --              15,000

---------------

(1) Earned in fiscal 1996 but paid in fiscal 1997.

GRANTS OF STOCK OPTIONS

     The following table sets forth certain information with respect to stock options granted to each of the Named Officers during the fiscal year ended March 31, 1997. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Common Stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                 POTENTIAL
                                                                                                REALIZABLE
                                                                                             VALUE AT ASSUMED
                                               INDIVIDUAL GRANTS                              ANNUAL RATES OF
                         --------------------------------------------------------------            STOCK
                                               % OF TOTAL                                   PRICE APPRECIATION
                         NUMBER OF SHARES   OPTIONS GRANTED     EXERCISE                      FOR OPTION TERM
                            UNDERLYING      TO EMPLOYEES IN      PRICE      EXPIRATION      -------------------
         NAME            OPTIONS GRANTED      FISCAL YEAR      PER SHARE       DATE           5%          10%
-----------------------  ----------------   ----------------   ----------   -----------     -------     -------
Kenneth P. Ostrow......      15,000(1)            17.7%          $ 2.00        10/16/06     $18,867     $47,812
Robert M. Gorski.......      15,000(1)            17.7%            2.00        10/16/06      18,867      47,812
John F. Lynch III......      15,000(1)            17.7%            2.00        10/16/06      18,867      47,812

---------------

(1) Options granted under the Company's 1995 Incentive Stock Option Plan typically have a 10-year term, vest over a four-year period of employment and have an exercise price equal to market value on the date of grant.

OPTION EXERCISES AND HOLDINGS

     The following table provides information with respect to option exercises in fiscal 1997 by the Named Officers and the value of such officers' unexercised options at March 31, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SHARES UNDERLYING
                                                                                                VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                                     FISCAL YEAR-END            AT FISCAL YEAR-END(2)
                               SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
            NAME                 ON EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------------  ---------------   -----------   -----------   -------------   -----------   -------------
Kenneth P. Ostrow............     0                0             351,250         33,750       $ 306,875       $ 9,375
Robert M. Gorski.............     0                0             141,250         33,750       $  90,624       $     0
John F. Lynch III............     0                0              96,250         33,750       $  63,438       $     0

---------------

(1) Market value of underlying securities on the exercise date, minus the exercise price.

(2) Value is based on the last reported sale price of the Company's Common Stock on Nasdaq of $1.4375 per share on March 31, 1997 (the last trading day for fiscal 1997), minus the exercise price.

                              CERTAIN TRANSACTIONS
SEVERANCE PLAN

     The Company has established a senior change of control plan and a general change of control plan (the "Senior Plan" and the "General Plan") pursuant to which its officers may become entitled to certain special severance benefits in connection with certain changes in control of the Company. The Senior Plan is applicable to Mr. Ostrow and the General Plan is applicable to Mr. Gorski and Mr. Lynch.

     In the case of the Senior Plan upon a change of control:

          (i) all outstanding options at the time held by the officer under the Option Plan will immediately accelerate and become fully exercisable for all the option shares, and

          (ii) the Company will make a cash lump sum payment to the officer in an amount equal to $500,000, and

     In the case of the General Plan upon a change in control and the involuntary termination of the officer, the Company will make a lump sum payment to the officer equal to the minimum of:

          (i) six times one-twelfth of the officer's annualized compensation, or

          (ii) one-twelfth of the officer's annualized compensation times the number of years of continuous employment not to exceed nine.

     A change in control is defined under each agreement to include (i) a business combination which has been approved by the requisite vote of shareholders, (ii) the acquisition of 30% (35% in the case of the Senior Plan) or more of the Company's outstanding voting stock, (iii) a change in the composition of the Company's Board as a result of which fewer than a majority of directors are incumbent directors who either (a) have been Board members since the adoption of the plan or (b) are elected or nominated for election to the Board with the affirmative votes of at least a majority of the incumbent directors at the time of such election or nomination.

     Involuntary termination is defined in the General Plan as the officer's discharge (other than for cause) or other termination of employment, whether voluntary or involuntary, following a 15% or more reduction in the officer's compensation or level of responsibilities or a change in the officer's job location without his or her consent. Termination for cause includes any involuntary termination triggered by the officer's intentional misconduct.

TRANSACTIONS WITH ELSAG BAILEY AND AFFILIATED ENTITIES

     M.N. Zaharna, a director of the Company, is the Group Executive Vice President and Chief Operating Officer of Elsag Bailey Process Automation N.V. In fiscal 1993, the Company entered into an agreement with Elsag Bailey, Inc. ("Bailey") which serves as the framework for cross-OEM agreements with Bailey, a wholly owned subsidiary of Elsag International N.V. ("Elsag International"), the Company's largest shareholder. The cross-OEM agreement covers both hardware and software. Elsag Bailey Process Automation N.V., which ultimately owns and controls both Elsag International and Bailey, owns 22.9% of the Company's outstanding Common Stock at March 31, 1997. Bailey acts as an OEM for the Company's Unity(TM) Distributed Control System and related software, its complete line of cross-direction actuators and related software, drying systems, and the "Advantage Plus(TM)" line of scanners and sensors.

     During fiscal 1997, the Company recorded revenue of approximately $2,568,000 on sales to Bailey and Elsag Bailey (Canada) Inc. ("Bailey Canada"), both of which are subsidiaries to Elsag International. During fiscal 1996, the Company recorded revenue of $300,000 to Bailey. There were no sales during fiscal 1995 to Bailey or its affiliates.

     For fiscal 1996, and 1997, the Company purchased $213,000, and $540,000, respectively, in hardware and software from Bailey or Bailey Canada.

     At March 31, 1996 the Company had a net outstanding receivable of $441,000 from Elsag Bailey and Bailey Canada, and a liability of $42,000 in customer deposits received from an Elsag International subsidiary in Europe. At March 31, 1997 the Company had a net outstanding receivable of $13,000 from Bailey.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Kenneth P. Ostrow (President and Chief Executive Officer). Under the employment agreement, Mr. Ostrow is entitled to an initial, annual base salary of $400,000 with guaranteed increases of at least three percent (3%) per year for the term of his employment, which ends on September 30, 2001. In addition, Mr. Ostrow is entitled to a guaranteed bonus of $650,000 payable on September 30, 2001, is eligible for a discretionary bonus as determined by the Board, may participate in the Incentive Bonus Plan and is entitled to certain other fringe benefits. If Mr. Ostrow's employment is terminated under certain circumstances, he would be entitled to certain severance payments.

     The Company has also entered into an employment agreement with each of Robert M. Gorski (Chief Financial Officer) and John F. Lynch, III (Vice President, Operations). Under these employment agreements, Mr. Gorski and Mr. Lynch are entitled to an initial, annual base salary of $250,000 and $175,000, respectively, with guaranteed increases of at least three percent (3%) per year for the terms of their employment, which end on September 30, 2001. In addition, Mr. Gorski and Mr. Lynch are entitled to a guaranteed bonus of $400,000 and $290,000, respectively, payable on September 30, 2001, they are eligible for an annual bonus to be determined by the Board or any Compensation Committee, and they are eligible to participate in the Company's employee benefit plans. If either Mr. Gorski's or Mr. Lynch's employment is terminated under certain circumstances, either employee would be entitled to certain severance payments.

INCENTIVE BONUS PLAN

     The Company established an Incentive Bonus Plan (the "Bonus Plan") to provide certain employees of the Company who will perform continuing services to the Company. Under the Bonus Plan, certain employees ("Eligible Employees"), including Messrs. Ostrow, Gorski and Lynch, will be entitled to receive a bonus payment tied to the Company's average net earnings before interest, taxes and amortization, subject to certain provisions, attained in any two consecutive financial or business years. Mr. Gorski and Mr. Lynch have guaranteed minimum bonuses of $400,000 and $290,000, respectively, subject to certain terms and conditions of the Bonus Plan.

                               SECURITY OWNERSHIP

     The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's Common Stock as of August 15, 1997, by (a) each director of the Company, (b) the Company's Chief Executive Officer and each of the other executive officers, (c) all directors and executive officers of the Company as a group, and (d) each beneficial owner of 5% or more of the outstanding shares of the Company's Common Stock. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

                                                                    SHARES               PERCENTAGE
                    BENEFICIAL OWNER (1)                      BENEFICIALLY OWNED     BENEFICIALLY OWNED
------------------------------------------------------------  ------------------     ------------------
Elsag Bailey Process Automation N.V.(2).....................       2,378,900                22.7%
  Schiphol Boulevard 157,
  1118 BG Luchthaven Schiphol,
  The Netherlands
Kenneth P. Ostrow(3)........................................       1,019,734                 9.7
  14600 Winchester Boulevard
  Los Gatos, CA 95030
Joseph J. Cusimano(4).......................................          43,461                   *
M. N. Zaharna(5)(6).........................................          10,000                   *
Robert M. Gorski(7).........................................         141,250                 1.3
John F. Lynch, III(8).......................................         126,250                 1.2
All directors and executive officers as a group (5                 1,340,695                12.8
  persons)(5)(9)............................................

---------------

  * Represents less than 1% of the outstanding Common Stock.

(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

(2) All 2,378,900 shares held of record by Elsag International N.V. which is ultimately owned and controlled by Elsag Bailey Process Automation N.V.

(3) Includes 351,250 shares issuable upon exercise of options exercisable within 60 days of August 15, 1997.

(4) Excludes 1,500 shares beneficially owned by children of Mr. Cusimano, as to which Mr. Cusimano disclaims beneficial ownership. Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of August 15, 1997.

(5) Excludes 2,378,900 shares beneficially owned by Elsag Bailey Process Automation N.V., as to which Mr. Zaharna disclaims beneficial ownership. Mr. Zaharna is currently the Group Executive Vice President and Chief Operating Officer of Elsag Bailey Process Automation N.V.

(6) Consists of 10,000 shares issuable upon exercise of options exercisable within 60 days of August 15, 1997.

(7) Consists of 141,250 shares issuable upon exercise of options exercisable within 60 days of August 15, 1997.

(8) Includes 96,250 shares issuable upon exercise of options exercisable within 60 days of August 15, 1997.

(9) Includes 608,750 shares issuable upon exercise of options exercisable within 60 days of August 15, 1997.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% holders of Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file during its most recent fiscal year.

     Based solely on copies of such forms furnished as provided above, or written representations that no Forms 5 were required, the Company believes that through the date hereof, all Section 16(a) filing requirements applicable to its officers, directors and owners of greater than 10% of its Common Stock were complied with.

EXHIBIT
NUMBER                                         EXHIBIT INDEX
-------     -----------------------------------------------------------------------------------
    1       Agreement and Plan of Merger, dated December 11, 1997, by and among Voith Sulzer
            Paper Technology North America Inc., Voith Sulzer Acquisition Corp., and Impact
            Systems, Inc.
    2       Stock Option Agreement, dated December 11, 1997, by and among Voith Sulzer Paper
            Technology North America Inc., Voith Sulzer Acquisition Corp., and Impact Systems,
            Inc.
    3       Stockholder Agreement, dated December 11, 1997, among Voith Sulzer Paper Technology
            North America Inc., Voith Sulzer Acquisition Corp., and Elsag International N.V.
    4       Stockholder Agreement, dated December 11, 1997, among Voith Sulzer Paper Technology
            North America Inc., Voith Sulzer Acquisition Corp., and Kenneth P. Ostrow
    5       Letter to Shareholders of Impact Systems, Inc., dated December 18, 1997
    6       Press Release issued on December 12, 1997
    7       Senior Executive Change in Control Plan as amended and restated December 11, 1997
    8       Incentive Bonus Plan of Impact Systems, Inc. adopted December 11, 1997
    9       Noncompetition Agreement, dated December 11, 1997, by and between Voith Sulzer
            Paper Technology North America, Inc. and Kenneth P. Ostrow
   10       Employment Agreement, dated December 11, 1997, by and between Impact Systems, Inc.
            and Kenneth P. Ostrow
   11       Employment Agreement, dated December 11, 1997, by and between Impact Systems, Inc.
            and Robert M. Gorski
   12       Employment Agreement, dated December 11, 1997 by and between Impact Systems, Inc.
            and John F. Lynch, III
   13       Information under the captions "Security Ownership," "Director Compensation,"
            "Executive Officer Compensation," "Option Grants in Last Fiscal Year," "Option
            Exercises and Holdings," "Severance Agreements," and "Certain
            Transactions -- Working Agreement," as set forth in the Company's Proxy Statement, dated September 9, 1997, for its 1997 Annual Meeting of Shareholders
   14       Form of Indemnification Agreement